Wesco Aircraft
24911 Avenue Stanford, Valencia, CA 91355

April 8, 2016

VIA EDGAR AND HAND DELIVERY

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                    Wesco Aircraft Holdings, Inc.
Form 10-K
Filed November 30, 2015
File No. 1-35253

Dear Mr. O’Brien:

On behalf of Wesco Aircraft Holdings, Inc. (the “Company”), I confirm receipt of the letter dated March 22, 2016 from the staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission ”), relating to the Company’s above referenced Annual Report on Form 10-K for the fiscal year ended September 30, 2015. Below are the Company’s responses to the Staff’s comments. For your convenience, each of the Company’s responses is preceded by the applicable comment from the Staff’s letter.

Form 10-K for the Year Ended September 30, 2015

Management’s Discussion and Analysis, page 29

Critical Accounting Policies and Estimates, page 33

Inventories, page 33

1.
We have read your response to comment 1 in our letter dated February 24, 2016. In regard to the change in methodology in determining the excess and obsolescence reserve for hardware inventory that resulted in a $43.8 million increase in your reserve, we note that the inventory would typically be sold well in excess of cost. This appears to be one of the main factors that led you to determine that previous reserve amounts were appropriately determined. In this regard, please help us better understand why the scrapping of this inventory led to a $28.4 million loss during the year ended September 30, 2015.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company scrapped inventory with a gross value of $35.3 million in the fourth quarter of fiscal 2015, of which $28.4 million was written off against the reserve previously recorded for this inventory and therefore does not represent an additional loss. The scrapping resulted in a $6.9 million loss which was charged directly to Cost of Sales.

Historically, management’s strategy was to purchase inventory in large quantities to capture purchase discounts and rebates and hold inventory for long periods of time to meet customers' ad hoc and unplanned inventory needs. As a result, the Company maintained parts on hand with low annual sales but large cumulative sales over many years and historically scrapped very little inventory. Under the previous inventory management strategy, the $35.3 million of scrapped inventory would have been held for a longer period of time and sold at amounts greater than the $6.9 million net book value. The Company's change of inventory management strategy means that the Company is no longer willing to wait an extended period of time to realize such sales and resulted in the warehousing of lower quantities of inventory.

Goodwill and Indefinite-Lived Intangible Assets, page 34

2
We have read your response to comment 2 in our letter dated February 24, 2016. As previously noted, it appears that North American Hardware had been underperforming relative to forecasts since 2012. Please help us better understand what consideration was given to this when determining that the two-step quantitative test was not necessary in each of fiscals 2013 and 2014 because the positive factors “more than out-weighed the negative factors.” Please describe to us the positive and negative factors that you considered in your assessment.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that during fiscal 2013 and 2014, the Company performed a Step 0 qualitative assessment which included consideration of 13 income approach factors, six market approach factors and six other considerations.  The Company then identified the Company-specific and industry events and circumstances for each of these factors and weighed the identified factors in totality to determine whether it was more likely than not that the fair value of the North America Hardware reporting unit exceeded its carrying value. The following response includes a discussion of the principal positive and negative factors that were considered in the Company's Step 0 assessments for fiscal 2013 and 2014. Please refer to Appendix A for a complete listing of all factors that were considered.

2013 Step 0 Assessment

With respect to the 2013 Step 0 assessment, the Company first considered the magnitude by which the fair value of the North America Hardware reporting unit exceeded its carrying value (“cushion”) from the 2012 Step 1 impairment test. The 2012 Step 1 test included $498 million of goodwill in the North America Hardware reporting unit, which yielded a cushion of 38.5%. During the fourth quarter of fiscal 2012, the Company acquired the net assets of Interfast Inc. (“Interfast”) for $131.9 million, which became part of the Company’s North America Hardware reporting unit and represented less than 10% of the reporting unit’s fair value. Adjusting the 2012 Step 1 cushion calculation to include Interfast’s fair value and acquired net assets (including goodwill recorded of $58 million) would have resulted in the cushion declining to 33.9%.

In evaluating the Company-specific facts and circumstances for each of the qualitative factors in its Step 0 assessment, the Company identified an adverse factor with respect to an increase in the forecast for capital expenditures relative to the 2012 Step 1 test, however, the Company’s business is not capital intensive and thus had only a low impact on fair value. The Company noted that there was erosion in gross margins and loss of sales volumes to a large customer in the legacy Hardware business, which was more than offset by increased sales and EBITDA from the acquisition of Interfast. The net impact of these changes resulted in 2013 EBITDA that was 3.8% higher than the 2013 EBITDA projection from the 2012 Step 1 test, which would have resulted in the cushion declining to 30% using the North America Hardware reporting unit's actual carrying value as of July 1, 2013 (including the net assets from the Interfast acquisition). Additional qualitative factors had a positive impact on fair value. First, the Company expected increased sales opportunities as a result of the acquisition of Interfast, which provided the Company with stronger relationships with strategic customers and a greater presence with commercial maintenance, repair and overhaul (“MRO”) providers. Second, the Company anticipated increased sales opportunities to existing customers due to an increase in commercial aircraft demand. Third, the Company experienced a significant increase in its stock price from $13.02 at July 1, 2012 to $18.62 at July 1, 2013, a 43% or $560 million increase in the Company’s overall market capitalization from the 2012 Step 1 test, indicating an increase in fair value in the Company’s North America Hardware reporting unit.

After evaluating all events and circumstances in their totality, the Company determined that it was more likely than not that the fair value of the North America Hardware reporting unit exceeded its carrying amount as of July 1, 2013.

2014 Step 0 Assessment

In evaluating the Company-specific facts and circumstances for each of the qualitative factors in the Company's Step 0 assessment, the Company identified an adverse factor with respect to an increase in the forecast for capital expenditures relative to the 2012 Step 1 test, however, the Company’s business is not capital intensive and thus had only a low impact on fair value. The Company noted two additional factors that had an adverse impact on fair value both of which were related to EBITDA performance. As of July 1, 2014, projected 2014 EBITDA was 11.9% lower than the 2014 EBITDA projection from the 2012 Step 1 test. The shortfall was largely driven by decreasing sales volumes, as well as declining gross margins which resulted from (1) increased competition in the ad hoc market and (2) the Company’s strategy of converting ad hoc customers to long-term contracts. Ad hoc sales typically have higher margins, but by their nature are less predictable than sales under long-term contracts. This decrease in EBITDA would have resulted in the cushion declining to 23% assuming sales, margins and EBITDA for the periods subsequent to fiscal 2014 would be consistent with the 2012 Step 1 test. The Company also performed a sensitivity analysis which assumed the industry and market conditions that contributed to the 2014 EBITDA shortfall would remain for the periods subsequent to fiscal 2014 which would have resulted in the cushion declining to 11%. Based on the Company’s evaluation of the factors noted above, the Company’s best estimate of the cushion available as of the assessment date was the midpoint of the range of 11% to 23%.

The Company also identified a number of qualitative factors which had a positive impact on fair value. First, the Company’s acquisition of Haas Group, Inc. ("Haas") on February 28, 2014 (which created the North America Chemicals and Rest of World Chemicals reporting units) provided significant opportunities for cross-sales of hardware products to the North America Hardware reporting unit through both original equipment manufacturers and MRO sales channels to Haas customers who historically only purchased chemical products. Second, the Company expected continued growth in the commercial aerospace market due to the 21% increase in commercial aerospace backlog from the prior year, which would contribute to increased sales volumes and EBITDA for the North America Hardware reporting unit. Although increased demand for commercial aircraft had not fully translated into increased purchasing patterns by the Company’s customers as of July 1, 2014, the Company’s assessment was that such demand, combined with the broader trends within the commercial aerospace industry, was likely to translate to growth opportunities going forward. With respect to military sales, which represented only 35% of North America Hardware sales, the Company’s assessment was that the government budget cuts resulting from the Sequestration would provide additional ad hoc sales opportunities within the military MRO market to service the aging military fleet. The Company expected that these commercial and military opportunities would help to at least partially offset the EBITDA shortfall described above. Finally, the Company’s stock price further increased to $19.86 on July 1, 2014 compared to $13.02 on July 1, 2012, representing an increase of 53% or $722 million in the Company’s overall market capitalization, indicating an increase in fair value in the Company’s North America Hardware reporting unit.

After evaluating all events and circumstances in their totality, the Company determined that it was more likely than not that the fair value of the North America Hardware reporting unit exceeded its carrying amount as of July 1, 2014.

Goodwill and Indefinite-Lived Intangible Assets, page 34

3
Your disclosures in the Form 10-Q for the period ended December 31, 2015 indicate that the North American Hardware reporting unit may be continuing to underperform due to the end of the large commercial contract and we note that this reporting unit continues to have a significant amount of goodwill. To the extent that any of your reporting units, including your North American Hardware reporting unit, in the future have estimated fair values that are not substantially in excess of the carrying value if a test was performed and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has been monitoring its reporting units' performance as compared to the 2015 goodwill impairment analysis, which anticipated the loss of the large commercial hardware contract. For the three months ended December 31, 2015, the Company concluded there were no goodwill impairment triggering events in any of its reporting units, including its North America Hardware reporting unit, which had a cushion of 25.1% after the goodwill impairment charge recorded in the fourth quarter of fiscal 2015. In the future, the Company will continue to monitor its reporting units' fair value and carrying value, and will disclose the following information, as required by Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies, in its future filings to the extent any of its reporting units has an estimated fair value that is not substantially in excess of the carrying value and the goodwill for the reporting unit, if impaired individually or collectively with other reporting units, could materially impact the Company’s operating results:

•	The identification of the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty will provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

*   *   *

Additionally, at the Staff’s request, the Company hereby acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (661) 775-7213 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Richard J. Weller

Richard J. Weller
Executive Vice President and
Chief Financial Officer
cc:

Jenn Do, Staff Accountant
Nudrat Salik, Staff Accountant
John G. Holland, Executive Vice President and Chief Legal Officer
Rachel W. Sheridan, Latham & Watkins LLP
Jason M. Licht, Latham & Watkins LLP

Appendix A

Listing of Factors Considered in The 2013 Step 0 Assessment for The North America Hardware Reporting Unit

Factor	Adverse	Neutral	Positive	Relative Impact
Income Approach
Change in potential market (market size)			X	High
Consistency of operating margins/cash flows			X	High
Earnings quality / sustainability			X	High
Current interest rate environment			X	High
Changes in reporting unit's total industry market share			X	Medium
Forecasted-to-actual performance for prior year			X	Medium
US gross domestic product (GDP)		X		Medium
Changes in industry / competitive environment		X		Low
Changes in reporting unit's cost factors (materials, labor, etc.)		X		Low
Changes in business strategy or product mix		X		Low
Changes in buyer / supplier bargaining power		X		Low
Changes in planned capital expenditures	X			Low
Change in reporting unit / product life cycle stage (i.e. growth, mature, decline)				None
Market Approach
Trend in Wesco's market capitalization			X	High
Trend in comparable company market capitalizations			X	High
Trend in Wesco 's EV / EBITDA multiple (YoY and relative to peers)			X	High
Trend in peer EV / EBITDA multiples (since most recent impairment testing date)			X	High
Profitability ratios YOY and relative to peers			X	Medium
Implied multiples from relevant guideline transactions since the most recent impairment testing date				None
Additional Considerations
Credit environment / access to capital			X	High
Key management turnover		X		Low
Pending litigation / potential settlements				None
Fluctuations in foreign exchange rates				None
Changes in regulatory / political environment				None
Likelihood of selling / disposing all / a portion of the reporting unit				None

Appendix A (Continued)

Listing of Factors Considered in The 2014 Step 0 Assessment for The North America Hardware Reporting Unit

Factor	Adverse	Neutral	Positive	Relative Impact
Income Approach
Change in potential market (market size)			X	High
Consistency of operating margins/cash flows	X			High
Earnings quality / sustainability			X	High
Current interest rate environment			X	High
Changes in reporting unit's total industry market share			X	Medium
Forecasted-to-actual performance for prior year	X			Medium
US gross domestic product (GDP)		X		Medium
Changes in planned capital expenditures	X			Low
Changes in industry / competitive environment		X		Low
Changes in reporting unit's cost factors (materials, labor, etc.)		X		Low
Changes in business strategy or product mix		X		Low
Changes in buyer / supplier bargaining power		X		Low
Change in reporting unit / product life cycle stage (i.e. growth, mature, decline)				None
Market Approach
Trend in Wesco's market capitalization			X	High
Trend in comparable company market capitalizations			X	High
Trend in Wesco 's EV / EBITDA multiple (YoY and relative to peers)			X	High
Trend in peer EV / EBITDA multiples (since most recent impairment testing date)			X	High
Profitability ratios YOY and relative to peers			X	Medium
Implied multiples from relevant guideline transactions since the most recent impairment testing date				None
Additional Considerations
Credit environment / access to capital			X	High
Key management turnover		X		Low
Pending litigation / potential settlements				None
Fluctuations in foreign exchange rates				None
Changes in regulatory / political environment				None
Likelihood of selling / disposing all / a portion of the reporting unit				None